UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement:
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vironix Health Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 8, 2020

Physical address of issuer
106 E. 6th Street
Ste. 900-931
Austin, TX 78704

Website of issuer
https://vironix.ai/

Current number of employees
6

	Fiscal year-end (2022)	Prior fiscal year (2021)
Total Assets	$1,190,951	$234,886
Cash & Cash Equivalents	$709,378	$103,621
Accounts Receivable	$0	$0
Short-term Debt	$31,476	$10,910
Long-term Debt	$0	$289,726
Revenues/Sales	$57	$2,408
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(302,311)	$(141,223)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ _____

(Signature)

Sumanth Swaminathan, PhD
_____
(Name)

Co-Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ _____

(Signature)

Sumanth Swaminathan
_____
(Name)

Chairman, Co-Founder & CEO
_____
(Title)

April 28, 2023
_____
(Date)

EXHIBIT A
(EXHIBIT A TO FORM C-AR)

April 28, 2023

Vironix Health Inc.



FORM C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Vironix Health Inc., a Delaware corporation (the "Company", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy and adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at https://vironix.ai/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations it he future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023

THIS FORM DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Vironix Health Inc. is a Delaware corporation, incorporated on April 8, 2020.

The Company is located at 106 E. 6th Street, Ste. 900-931, Austin, TX 78704.

The Company's website is https://vironix.ai/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

1.	Investing in early stage companies without a proven track record of performance or sound liquidity such as Vironix Health Inc. is highly speculative in nature and presents significant risk to you.. In short. you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

2.	Like the company, many companies engaging in crowd funding are early-stage start-ups with ahigh likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or thill you will ever be in il place to exit your investment for a profit or a loss.

3.	As with all investments, you should proceed with caution, do your own research, due diligence. and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

4.   With early-stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company.

5.   Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited ava1labil1ty of public information and historical records, or limited time in business, There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the company, which may dilute or devalue prior investor securities.

6.   The company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e. directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The company does not possess, nor will it be required to implement these and other such controls and investor protections.

7.   Sales and revenue projections are based on hypothetical market estimates. However, the company may not be able to successfully maintain. promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the company operates. Inability to successfully market the company and increase its customer base will adversely impact the company's operations and inhibit success while posing a risk to shareholder investment.

8.   The company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the company and shareholder value. Your investment may be adversely impacted by the company's reliance on third party service providers and their performance.

9.   The company will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely depend1mt upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The company's failure to successfully raise operating capital or effectively monetize Its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

10.   The market in which the company operates is highly competitive and is likely to become increasingly competitive in the future. The company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the company's financial performance.

11.   The projected use of funds and proceeds from this Regulation CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the company's discretion. The company's investors should be comfortable with the provided intended fund usage description and understand the company's leadership and management team reserves, the right to re-allocate the use of proceed funds bused on the needs of the company.

12.   Data and information regarding the company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of fund and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early-stage companies such as the company.

13.   The company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the

company, possibly at a lower price. Future, offerings may provide the new investors with advantages not available to you as a previous investor.

14.   Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Risks Related to the Unforeseen or Catastrophic Events and Related Economic and Market Conditions

1.   The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, epidemic, or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair the Company's ability to manage its businesses and result in losses. The occurrence of such events in the United States and throughout the world, and the political or military response to any such events may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity. The occurrence of any of these events now or in the future could have a material adverse effect on the Company's business, financial condition or results of operations.

2.   Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

3.   The potential worldwide financial and credit crisis may reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The shortage of liquidity and credit combined with potential substantial losses in worldwide equity markets may lead to an extended economic recession. Disruptions, uncertainty or volatility in the financial markets may limit the Company's access to capital. The Company is materially affected by conditions in the global financial markets and economic conditions generally, both directly and through their impact on client activity levels. The Company's financial performance is highly dependent on the environment in which its business operates.

BUSINESS

Description of the Business
Vironix develops machine-learning prediction algorithms for early identification of infectious illness, personalized remote monitoring, and long-term care management for patients diagnosed with or at-risk of viral & chronic illness. Vironix currently has early detection and remote monitoring API products for Covid-19, Influenza, Sepsis, Chronic Lung Disease, and Heart Failure.

The Company's Products and/or Services

Product / Service	Description	Current Market
Software	Provides detection for health deterioration, interpreted continuous monitoring of signs and symptoms, pre-screening for the likelihood of viral infection, personalized health recommendations, compliance with regulatory mandates.	Physicians.

Competition

Our next closest competitor is WebMD, which reaches 56 percent in diagnostic accuracy. Our algorithms outperformed panels of specialists (pulmonologists, cardiologists, etc.) in identifying exacerbations and triaging their severity in hundreds of clinically and statistically diverse patient scenarios. Vironix's superior diagnostic accuracy and triage accuracy means we can send people to the right place for the care they need. Note that Vironix's AI products evolve and improve every day. The above figures include peer-reviewed algorithm performance and clinical efficacy data spanning 6 years of our research. Vironix's current AI capabilities incorporate methods from the above studies, but our products implement a broader and more advanced set of prediction models and user workflows.

Customer Base

Vironix recruits and administers its product to physicians (we act as a remote monitoring arm of the doctor). This model generates $100-$400 per patient, per month through established health insurance reimbursement CPT codes which then gets shared with Vironix to eliminate any risk on the physician or upfront investment of capital or time.

Intellectual Property

Using our patent pending early detection technology (USPTO: 63/316,078), we not only make predictions but encode the patient experience with preventative care software. As a result, we've successfully gathered clinical patient data indicating that our solution improves health. We've also published peer-reviewed studies with the best academic research institutions in the world.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The company is not involved in any current litigation matters.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education
Sumanth Swaminathan	Chairman, Co-Founder & CEO	Build company infrastructure, develop business models, develop algorithm methodologies for the company's core IP, raise capital, build a core company team.	Masters & PhD in Applied Mathematics from Northwestern University
Sriram Ramanathan	Co-Founder and CTO	Developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.	MS from University of South Florida

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 6 full-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Type of security	Common Stock
Amount outstanding/Face Value	666,748 issued out of 1,436,108 authorized
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.
Percentage ownership of the Company by the holders of such security.	Approx. 48.55%
Breakdown	Sumanth Swaminathan: 378,000 shares Botros Toro: 141,000 shares Sriram Ramanthan: 94,000 shares Jatin Rajput: 15,240 shares There are 13 additional shareholders with minimal ownership. Shares of the above common stock may be subject to vesting terms, some of which have been fully vested.

Type of security	Class A Founders Stock
Amount outstanding/Face Value	375,000 issued out of 625,749 Preferred Stock authorized
Voting Rights	Yes (10x)
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.
Percentage ownership of the Company by the holders of such security.	Approx. 27.30%
Breakdown	Sumanth Swaminathan: 350,000 shares Botros Toro: 15,000 shares Sriram Ramanthan: 10,000 shares

Type of security	Series Seed-1 Preferred Stock
Amount outstanding/Face Value	61,036 issued out of 625,749 Preferred Stock authorized
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.
Percentage ownership of the Company by the holders of such security.	Approx. 4.44%

Type of security	Series Seed-2 Preferred Stock
Amount outstanding/Face Value	70,381 issued out of 625,749 Preferred Stock authorized
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.
Percentage ownership of the Company by the holders of such security.	Approx. 5.12%

Type of security	Series Seed-3 Preferred Stock
Amount outstanding/Face Value	18,375 issued out of 625,749 Preferred Stock authorized
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.
Percentage ownership of the Company by the holders of such security.	Approx. 1.34%

Type of security	Series Seed-4 Preferred Stock
Amount outstanding/Face Value	41,192 issued out of 625,749 Preferred Stock authorized
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.
Percentage ownership of the Company by the holders of such security.	Approx. 3%

Type of security	Series Seed-5 Preferred Stock
Amount outstanding/Face Value	3,392 issued out of 625,749 Preferred Stock authorized
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute the overall fully diluted ownership if more shares are issued.
Percentage ownership of the Company by the holders of such security.	Approx. 0.25%

Additionally, the Company has established the 2022 Equity Incentive Plan for which 143,611 shares of Common Stock are authorized for issuance hereunder. At the filing of this Form C-AR, 64,700 shares of Common Stock are issued and outstanding under this plan.

Ownership
A majority of the Company is owned by Sumanth Swaminathan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sumanth Swaminathan	350,000 Class A Founder's Stock 378,000 Common Stock	Approx. 55.96%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Vironix Health Inc. (the "**Company**") was incorporated on April 8, 2020 under the laws of the State of Delaware, and is headquartered in Austin, TX. The company is a certified minority-owned business. The company plans to earn revenue using a sass platform leveraging AI technology for remote monitoring of patients with heart and lung diseases.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 28, 2023, the Company has approximately $900,000.00 in aggregate cash and cash equivalents, leaving the Company with approximately 15 months of runway.

The Company does not currently have any outstanding convertible notes.

Liquidity and Capital Resources

The proceeds from an offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Debt Convertible into Equity	$275,000	6	Product Development and General Working Capital	11/12/20 11/25/20 11/30/20 12/4/20 3/1/21	Reg D 506(b)
SAFE	$175,000	3	Product Development and General Working Capital	10/18/21	Reg D 506(c)
Preferred Stock	$276,001	9	Product Development and General Working Capital	4/21/21 8/31/22	Reg D 506(c)
Preferred Stock	$934,369	194	Product Development and General Working Capital	4/22/22	Reg. CF

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

EXHIBIT B
Financials

Vironix Health, Inc.

Financial Statements
For the year ended
December 31, 2022

Unaudited

- Accountants' Compilation Report

- Balance Sheets as of December 31, 2022 and 2021

- Statements of Operations for the years ended December 31, 2022 and 2021

- Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2022 and 2021

- Statements of Cash Flows for the years ended December 31, 2022 and 2021

DESALVO & COMPANY

Certified Public Accountants

Accountants' Compilation Report

April 26, 2023

To the Investors of Vironix Health, Inc.:

We have compiled the accompanying Balance Sheets of Vironix Health, Inc., (Company) as of December 31, 2022 and 2021, and the related Statements of Operations, Statements of Stockholders' Equity, and Statements of Cash Flows, for the years ended December 31, 2022 and 2021. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principals generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements presented in accordance with accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, equity, revenues, and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to the Company.

DeSalvo & Company

9987 Carver Road, Suite 210 Cincinnati Ohio 45242 513-769-4515


Vironix Health, Inc
Balance Sheets
(Unaudited)


	As of December 31, 2022	As of December 31, 2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 709,378	$ 103,621
Prepaid expense	1,970	-
Total Current Assets	$ 711,348	$ 103,621
Intangible Assets		
Software development in progress	$ 479,603	$ 129,265
Total Intangible Assets	$ 479,603	$ 129,265
Other Assets		
Lease deposit	$ -	$ 2,000
Total Other Assets	$ -	$ 2,000
TOTAL ASSETS	$ 1,190,951	$ 234,886
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$ 21,776	$ 1,210
Shareholder loan	9,700	9,700
Convertible notes, net	-	289,726
Total Current Liabilities	$ 31,476	$ 300,636
Total Liabilities	$ 31,476	$ 300,636
Stockholders' Equity (Deficit)		
Preferred stock	$ 5	$ 4
Common stock	6	6
Additional paid in capital, net	1,627,537	100,002
Accumulated deficit	(468,073)	(165,762)
Total Stockholders' Equity (Deficit)	$ 1,159,475	$ (65,750)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,190,951	$ 234,886


Vironix Health, Inc
Statements of Operations
(Unaudited)


	For the year ended December 31, 2022	For the year ended December 31, 2021
Income		
Pilot Revenue	$ 57	$ 2,408
Total Income	$ 57	$ 2,408
Operating Expenses		
Advertising and marketing	$ 5,544	$ 27,996
Bank fees	415	134
Computer and software	1,952	7,394
Dues, licenses, and subscriptions	9,449	6,098
Insurance	2,578	1,909
Office, postage, and telephone	3,147	928
Professional fees	106,524	26,519
Personnel	122,409	47,325
Tax (non-income)	1,625	450
Travel and meals	40,862	11,152
Total General and Administrative	$ 294,505	$ 129,905
Total Operating Expenses	$ 294,505	$ 129,905
Net Operating Loss	$ (294,448)	$ (127,497)
Other Expense		
Interest income (expense), net	$ (7,863)	$ (13,726)
Total Other Expense	$ (7,863)	$ (13,726)
Net Loss	$ (302,311)	$ (141,223)

Vironix Health, Inc
Statement of Stockholders' Equity (Deficit)
(Unaudited)

	Common Stock	Preferred Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at January 1, 2021	$ 6	$ 4	$ 2	$ (24,539)	$ (24,527)
Simple agreement for future equity	-	-	100,000	-	100,000
Net loss	-	-	-	(141,223)	(141,223)
Balance at December 31, 2021	$ 6	$ 4	$ 100,002	$ (165,762)	$ (65,750)
Series B preferred stock issuance	-	1	1,159,737	-	1,159,738
Conversion of notes	-	-	302,798	-	302,798
Simple agreement for future equity	-	-	75,000	-	75,000
Stock issuance costs	-	-	(10,000)	-	(10,000)
Net loss	-	-	-	(302,311)	(302,311)
Balance at December 31, 2022	$ 6	$ 5	$ 1,627,537	$ (468,073)	$ 1,159,475

These statements should be read in conjunction with Accountants' Compilation Report

Vironix Health, Inc
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2022	For the year ended December 31, 2021
OPERATING ACTIVITIES		
Net Loss	$ (302,311)	$ (141,223)
Adjustments to reconcile Net Loss to net cash used for operating activities:		
Accumulated convertible note interest	13,072	13,726
Changes in:		
Prepaid expense	(1,970)	-
Security deposit	2,000	(2,000)
Accounts payable and accrued expenses	18,566	(12,460)
Net cash used for Operating Activities	$ (268,643)	$ (141,957)
INVESTING ACTIVITIES		
Software development in progress	$ (350,338)	$ (113,334)
Net cash used for Investing Activities	$ (350,338)	$ (113,334)
FINANCING ACTIVITIES		
Proceeds from SAFE	$ 75,000	$ 100,000
Proceeds from preferred stock, net of issuance	1,149,738	-
Proceeds from convertible notes	-	50,000
Net cash provided by Financing Activities	$ 1,224,738	$ 150,000
Net cash increase (decrease) for period	$ 605,757	$ (105,291)
Cash and cash equivalents at beginning of period	103,621	208,912
Cash and cash equivalents at end of period	$ 709,378	$ 103,621

These statements should be read in conjunction with Accountants' Compilation Report